

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 23, 2009

Mr. Frank M. Semple
President and Chief Executive Officer
Markwest Energy Partners, L.P.
1515 Arapahoe Street, Tower 2, Suite 700
Denver, CO 80202

      Re: **Markwest Energy Partners, L.P.**
            Form 10-K for the fiscal year ended December 31, 2007
            Filed February 29, 2008
            File No. 1-31239

Dear Mr. Semple:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Anne Nguyen Parker
                    Branch Chief